SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Catalyst Paper Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

14889B102
(CUSIP Number)
Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. []

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,470,814
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,470,814
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 95,470,814
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 33.37%
14	TYPE OF REPORTING PERSON PN/IA

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,470,814
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,470,814
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 95,470,814
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 33.37%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,470,814
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,470,814
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 95,470,814
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 33.37%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 9 ("Amendment No. 9") amends the statement on Schedule 13D filed with the SEC on May 13, 2016 (the "Original Schedule 13D") as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on May 23, 2016 ("Amendment No. 1"), by Amendment No. 2 to the Original Schedule 13D, filed with the SEC on June 29, 2016 ("Amendment No. 2"), by Amendment No. 3 to the Original Schedule 13D, filed with the SEC on July 20, 2016 ("Amendment No. 3"), by Amendment No. 4 to the Original Schedule 13D, filed with the SEC on August 16, 2016 ("Amendment No. 4"), by Amendment No.5 to the Original Schedule 13D, filed with the SEC on October 25, 2016 ("Amendment No. 5"), by Amendment No.6 to the Original Schedule 13D, filed with the SEC on October 31, 2016 ("Amendment No. 6"), by Amendment No.7 to the Original Schedule 13D, filed with the SEC on November 18, 2016 ("Amendment No. 7") and by Amendment No. 8 to the Original Schedule 13D, filed with the SEC on December 15, 2016 ("Amendment No. 8" and together with this Amendment No. 9, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and the Original Schedule 13D, the "Schedule 13D") with respect to the common shares, no par value per share (the "Shares"), of Catalyst Paper Corporation, a corporation formed under the laws of British Columbia, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D. This Amendment No. 9 amends Items 3, 4, 5, and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 27, 2017, the Reporting Persons acquired 89,018,673 newly-issued Shares of the Issuer in partial exchange for the Issuer’s 11.00% PIK Toggle Senior Secured Notes due October 2017 (the “Notes”) held by the Reporting Persons and/or their affiliates, as more fully described in the Reporting Persons’ response to Item 4.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 14, 2016, the Issuer proposed a recapitalization (the “Recapitalization”) and privatization (the “Privatization Transaction”) of the Issuer pursuant to a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”), pursuant to which the following principal actions (collectively, the “Recapitalization Elements”) were to occur: (a) the Notes and all accrued and unpaid interest in respect of the Notes up to November 1, 2016 would be exchanged such that the Noteholders would receive their pro rata share of: (i) US$135 million in principal amount of interests in a new secured term loan maturing five years from the effective date of the Recapitalization (the “Effective Date”) and carrying interest at a rate of 12% per annum, with such interest to be paid in-kind during the first year of the loan, with the possibility thereafter of partial payment-in-kind at the option of the Issuer or with the consent of the lenders (the “New Secured Term Loan”); and (ii) newly-issued Shares representing approximately 95% of the outstanding Shares after giving effect to the Recapitalization; (b) all accrued and unpaid interest in respect of the Notes on and after November 1, 2016 up to the Effective Date would be added to the principal amount of the New Secured Term Loan and each Noteholder would receive an additional principal amount of the New Secured Term Loan equal to its pro rata share of such accrued and

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 6 of 7 Pages

unpaid interest; (c) all Shares outstanding immediately prior to the Recapitalization, other than Shares held by certain funds and entities managed or controlled by Oaktree Capital Management, L.P., Mudrick Capital Management, L.P., as investment manager to certain of its clients, and CCP, as investment manager to certain of its managed funds, would be repurchased for cancellation by the Issuer for cash consideration equal to $0.50 per Share; and (d) the stated capital of the Shares would be reduced to $100,000, and an amount equal to the reduction of the stated capital would be credited to the contributed surplus account of the Issuer.  The consummation of the transactions contemplated by the Arrangement was subject to certain closing conditions, including obtaining the approval of the Arrangement by the Noteholders and the holders of the Issuer’s Shares (the “Shareholders”) as well as obtaining certain regulatory, court and stock exchange consents.

On January 27, 2017, the Issuer consummated the Recapitalization and the Privatization Transaction pursuant to the terms of the Arrangement and the Recapitalization Elements were given effect.  In connection with the Recapitalization and the Privatization Transaction, the Issuer’s Shares were delisted from, and ceased to trade on, the Toronto Stock Exchange.  On January 30, 2017, the Issuer filed with the SEC a certification and notice of termination on Form 15 of the registration of the Shares under Section 12(g) of the Exchange Act, for the purpose of, among other things, immediately suspending, and thereafter terminating, the Issuer’s reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act.

Other than as described herein, none of the Reporting Persons have any current plans or proposals that relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D.  However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters or enter into contractual arrangements with respect to the same with the Issuer or with other Shareholders, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management of the Issuer, other Shareholders or other third parties regarding the matters described in Items 4(a)-(j) of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by the replacement of the paragraphs contained in Item 5(a) and (b) with the following:

The information contained on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

The Reporting Persons hold 95,470,814 Shares, constituting 33.37% of the Shares issued and outstanding (based on 286,139,235 total Shares issued and outstanding as of January 27, 2017, as reported directly by the Issuer to the Reporting Persons), and has the sole power to vote and dispose of such Shares.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

 After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2017

Cyrus Capital Partners, L.P.

By:	/s/ Jennifer M. Pulick
Name:	Jennifer M. Pulick
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim